1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 18, 2009

VIA EDGAR

Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File No. 811-05028

Dear Mr. Thompson:

In an April 21, 2009 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comment on Amendment No. 191 (“Amendment No. 191”) to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (“1940 Act”), as filed on February 27, 2009, to register the PIMCO Short-Term Floating NAV Portfolio II, a new series of the Registrant, and make other non-material changes to the Offering Memorandum and Offering Memorandum Supplement, each dated February 27, 2009, of the Registrant’s Private Account Portfolio Series. A summary of the Staff’s comment, along with the Registrant’s response, is set forth below.

Offering Memorandum

Comment 1: Under the “Investment Restrictions—Fundamental Investment Restrictions” section on pages 27 and 28, the Registrant provides that it does not consider privately issued mortgage related securities, or any asset-backed securities, a particular “industry” or group of industries for purposes of its policy with respect to concentration in a particular industry. Please explain the basis for this statement.

Response: Previously, the Staff has given this comment to the Registrant’s Amendment No. 131, as filed on May 10, 2006 and Amendment No. 174, as filed on July 28, 2008, each with respect to other series of the Registrant.1 The Registrant’s response, set forth below, is substantively similar to its responses provided to the comments on Amendment Nos. 131 and 174.

[1]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Amendment No. 131 (July 21, 2006); see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Amendment No. 174 (October 28, 2008).

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Munich Paris ASIA Beijing Hong Kong

Brion Thompson May 18, 2009 Page 2

In determining industry classification, the Staff historically has permitted a registrant to define its own industry classification so long as the classification is reasonable and the primary economic characteristics of the companies in a single industry do not materially differ from each other. 2

The Registrant believes the economic characteristics of mortgage-backed securities are sufficiently broad, with materially different risk profiles and underlying assets, that they should not be classified as one single industry. For instance, mortgage-backed securities may be backed by traditional residential mortgages, second or home equity mortgages, mortgages on multi-family properties as well as commercial properties, each of which has very different economic risk characteristics. Similarly, other asset-backed securities may be backed by very diverse assets, ranging from senior secured loans, subordinated corporate loans, fixed income securities and automobile receivables. To group all of these securities as a single industry would be inappropriate. As such, the Registrant believes its position is supported by Staff guidance.

***

In addition to this comment, you requested that the Registrant make certain representations concerning Amendment No. 191 and the response being made to the comment received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

Cc:	J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng

[2]

Registration Form Used by Open-End Management Investment Companies; Guidelines, Release 33-6479 (August 12, 1983). Although the guidelines have since been rescinded, we believe Guide 19 continues to be instructive in determining whether the Portfolio’s policy meets the 1940 Act requirements.

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

May 18, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File No. 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 191 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on February 27, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Brent R. Harris

Brent R. Harris

President

cc:	Brendan C. Fox

Adam T. Teufel

J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng